STATEMENT OF INVESTMENTS
Emerging Markets Opportunity Fund
August 31, 2006 (Unaudited)

Common Stocks--93.3%	Shares	Value ($)
Argentina--.4%		
BBVA Banco Frances, ADR	2,700	**19,872**
Brazil--12.6%		
American Banknote	3,700	28,820
Banco Bradesco, ADR	1,800	58,896
Cia de Bebidas das Americas (AmBev), ADR	300	11,760
Cia de Bebidas das Americas (AmBev), ADR (Preferred)	600	26,916
Cia Energetica de Minas Gerais	400	16,596
Cia Vale do Rio Doce (CVRD), ADR	1,400	30,016
Cia Vale do Rio Doce (CVRD), ADR (Preferred)	5,500	99,000
EDP - Energias do Brasil	1,300	16,432
Equatorial Energia	3,900	28,468
Lojas Renner	400	24,347
Petroleo Brasileiro, ADR	200	17,932
Petroleo Brasileiro, ADR (Preferred)	3,000	241,860
Tele Norte Leste Participacoes	800	20,112
Unibanco-Uniao de Bancos Brasileiros, ADR	600	43,410
		664,565
China--6.4%		
Bank of China, Cl. H	56,000	24,265
China Construction Bank, Cl. H	69,000 a	29,899
China Life Insurance, Cl. H	43,000	76,299
China Petroleum & Chemical, Cl. H	52,000	30,890
China Shipping Development, Cl. H	38,000	33,811
Foxconn International Holdings	20,000 b	53,103
PetroChina, ADR	300	33,654
PetroChina, Cl. H	52,000	58,637
		340,558
Egypt--.8%		
Orascom Construction Industries, GDR	500	**41,800**
Hong Kong--6.2%		
China Merchants Holdings International	8,000	23,247
China Mobile	9,500	63,885
China Mobile, ADR	2,600	86,606
China Resources Power Holdings	34,000	30,077
CNOOC	87,000	75,956
CNOOC, ADR	200	17,434
Melco International Development	2,000	4,819
Shangri-La Asia	14,000	27,722
		329,746
India--.9%		
Infosys Technologies, ADR	200	8,970
Larsen & Toubro	310	15,917
Morgan Stanley Capital International India Index (warrants 1/16/2007)	2,200 b	22,374
		47,261
Luxembourg--1.6%		
Tenaris, ADR	2,300	**84,433**
Malaysia--2.3%		
Bumiputra-Commerce Holdings	13,700	23,820
IOI	10,600	48,666
Malakoff	18,000	47,433
		119,919
Marshall Island--.4%		
Omega Navigation Enterprises, Cl. A	1,500	**21,975**
Mexico--5.8%		
America Movil, ADR, Ser. L	2,300	85,813
Cemex, ADR	1,400	40,446
Corporacion GEO, Ser. B	7,300 b	29,430
Fomento Economico Mexicano, ADR	200	18,784
Grupo Modelo, Ser. C	9,200	38,759
Grupo Televisa, ADR	1,900	36,176
Wal-mart de Mexico, Ser. V	16,600	56,581
		305,989
Peru--.8%		
Credicorp	1,200	**44,640**
Philippines--.5%		
Ayala	3,000	**25,984**
Poland--1.7%		
Bank Pekao	550	35,022
Powszechna Kasa Oszczednosci Bank Polski	3,700	44,596
Prokom Software	240	10,292
		89,910

Russia--8.7%		
LUKOIL, ADR	1,980	165,726
MMC Norilsk Nickel, ADR	680	92,820
Mobile Telesystems, ADR	1,500	54,900
OAO Gazprom, ADR	3,090	145,539
		458,985
South Africa--3.6%		
Aspen Pharmacare Holdings	3,620 b	16,718
FirstRand	12,940	32,005
Foschini	1,900	11,847
Gold Fields	1,280	24,830
Impala Platinum Holdings	150	27,747
MTN Group	2,160	17,120
Sasol	650	22,516
Standard Bank Group	1,570	16,931
Truworths International	5,640	17,912
		187,626
South Korea--19.6%		
GS Engineering & Construction	1,000	68,449
Hanjin Heavy Industries & Construction	2,300	62,686
Hynix Semiconductor	1,650 b	63,164
Hyundai Motor	470	39,603
Kookmin Bank, ADR	1,700	136,986
Orion	170	37,491
POSCO, ADR	600	37,266
Pusan Bank	5,070	65,135
Samsung Electro-Mechanics	970 b	37,284
Samsung Electronics	120	81,140
Samsung Electronics, GDR	420 a	142,800
Samsung Electronics, GDR (Preferred)	230	59,743
Samsung Heavy Industries	2,860	68,428
Shinhan Financial Group	1,700	76,662
Shinsegae	80	39,696
SK Telecom, ADR	900	19,710
		1,036,243
Taiwan--14.2%		
Advanced Semiconductor Engineering	18,000	18,496
Catcher Technology	2,794	21,915
Cathay Financial Holding	42,889	82,013
Delta Electronics	18,000	50,070
Gemtek Technology	17,000	28,838
HON HAI Precision Industry	13,200	74,439
MediaTek	5,300	48,337
MSCI Taiwan Index (warrants 10/30/2006)	21,000 b	174,615
Nan Ya Printed Circuit Board	5,000	41,269
Powerchip Semiconductor	51,562	34,093
President Chain Store	9,000	18,332
SinoPac Financial Holdings	55,000	24,077
Taiwan Semiconductor Manufacturing, ADR	14,200	132,202
		748,696
Thailand--4.0%		
Kasikornbank	26,800	44,572
PTT	12,700	79,755
PTT Exploration & Production	10,500	29,896
Siam Commercial Bank	18,000	27,781
Thai Oil	17,000	27,594
		209,598
Turkey--1.6%		
Akbank	6,580	35,939
Ford Otomotiv Sanayi	2,390	17,133
Trakya Cam Sanayi	6,169	15,078
Tupras Turkiye Petrol Rafine	920	16,802
		84,952
United States--1.2%		
iShares MSCI Emerging Markets Index Fund	300	29,286
Southern Copper	400	36,928
		66,214
Total Common Stocks		
(cost $4,754,193)		**4,928,966**

Preferred Stocks--2.2%

Brazil		
Bradespar	1,200	42,420
Investimentos Itau	18,000	75,979
Total Preferred Stocks		
(cost $110,581)		**118,399**
Total Investments (cost $4,864,774)	**95.5%**	**5,047,365**
Cash and Receivables (Net)	**4.5%**	**237,337**
Net Assets	**100.0%**	**5,284,702**

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2006, these
    securities amounted to $172,699 or 3.3% of net assets.

b   Non-income producing security.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.